UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                          NOTIFICATION OF LATE FILING.


(Check One):

[X] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For period ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full name of registrant:            CLX Energy, Inc.

Address of Principal Executive Office (Street and Number)

         518 17th Street, Suite 745
         Denver, Colorado 80202

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     There have been substantial year end transactions which have complicated the timely completion of the report on Form 10-KSB.

PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

     Roger V. Davidson, Esq.
     Ballard Spahr Andrews & Ingersoll, LLP
     (303) 299-7307


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is currently anticipated that revenues will increase by more than 50% as compared to the prior year as a result of the acquisition of producing properties and the successful development of other producing properties. Expenses have also increased in association with the increase in revenues and activities.

                                CLX Energy, Inc.
                                ----------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 27, 1999                       By: /s/ E. J. Henderson
                                              -----------------------
                                              E. J. Henderson, President